EXHIBIT 77H - Changes in control of registrant

For RiverSource International Aggressive Growth Fund and
RiverSource International Equity Fund:

During the six-month period ended Oct. 31, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.